SNR Denton US LLP Two World Financial Center 225 Liberty Street New York, NY 10281-2699 USA	Stephen S. Kudenholdt Partner steve.kudenholdt@snrdenton.com D +1 212 768 6847 T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

October 8, 2010
Securities and Exchange Commission Filing Desk - Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed June 17, 2010
File No. 333-157784-02

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 2 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 2 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated July 13, 2010.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement

General

Comment:

1.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post- effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. In this regard, we note your disclosure in the first full risk factor on page 33 of the base prospectus which states that the “forms of credit enhancement include (but are not limited to) the following.”

Securities and Exchange Commission	Page 2
October 8, 2010

Response:

The base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. We have revised the risk factor to remove the parenthetical that stated “but are not limited to.”

Comment:

2.
While we note your response to our prior comment three, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

Finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by Form 8-K.

Comment:

3.
In this regard, to the extent your disclosure, such as on page 60 of prospectus supplement version 4 and pages 49 and 100 of the base prospectus, states that you will file any documents “after the initial issuance of the notes” or within “two business days” of issuance, please revise your disclosure accordingly.

Response:

We have revised the disclosure to state that documents will be filed simultaneously with or prior to the filing of the related prospectus supplement.

Comment:

4.
Additionally, please also revise the first full paragraph on page 74 of the prospectus to remove any implication that the depositor will not know information with respect to the assets at the time the securities are initially offered as the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Securities and Exchange Commission	Page 3
October 8, 2010

Response:

We have revised the disclosure to remove any of these references from the base prospectus.

Prospectus Supplements

General

Comment:

5.	We note your response to our prior comment 11. Please revise the disclosure in each of the applicable prospectus supplements to define the term “aggregate collateral balance.”

Response

We have revised the disclosure in each of the applicable prospectus supplements by replacing the term “aggregate collateral balance” with either “aggregate principal balance of the mortgage loans” or “aggregate principal balance of the contracts”.

Comment:

6.	Please provide the Transaction Structure in each of the prospectus supplements with the filing of your next amendment.

Response

We have added the Transaction Structure to each of the prospectus supplements.

Comment:

7.
We note your disclosure in the prospectus supplements that some of the securitizations organized by the sponsor have experienced a “step-down” trigger event. Please disclose the number of the securitizations that have experienced such a trigger event. Please also disclose the definition of a “step-down” trigger as applied to the securitizations that experienced such event. Please also similarly revise The Depositor section of the base prospectus starting on page 163.

Response:

We have revised the disclosure in each prospectus supplement (as it relates to the sponsor) and in the base prospectus (as it relates to the depositor) to describe the number of securitization mortgage groups that have experienced realized loss or delinquency triggering events that have the effect of directing a disproportionately large percentage of principal prepayments or principal payments on the related mortgage loans to the most senior classes of securities.  We have also defined the terms "realized loss" and "delinquent" in the disclosure for purposes of describing the triggering events.

Securities and Exchange Commission	Page 4
October 8, 2010

Comment:

8.	We also note that certain servicer events of default occurred. Please revise your disclosure to discuss the servicer events of default that occurred.

Response:

We have revised the disclosure in each prospectus supplement (as it relates to the sponsor) and in the base prospectus (as it relates to the depositor) to describe any instances of servicer events of default that have led to a servicer replacement.

Prospectus Supplement — Version 2

Summary, page 4

The Mortgage Pool, page 6

Comment:

9.	Please provide the table referred to in this section with the filing of your next amendment.

Response:

We have added the table referred to in this section in each form of prospectus supplement.

Prospectus Supplement — Version 3

The Originators and the Servicer, page 22

Underwriting Guidelines, page 23

Comment:

10.
We note your response to our prior comment 10. Please advise as to what is meant by the underwriting standards and procedures are “substantially similar” to the guidelines described in the base prospectus. Alternatively, please confirm that the underwriting standards and criteria set forth in this prospectus supplement conform to standards set forth in the base prospectus.

Securities and Exchange Commission	Page 5
October 8, 2010

Response:

We have revised the bracketed disclosure in each of the prospectus supplements to remove language that stated that the underwriting standards and procedures or the Designated Guidelines, as applicable, are “substantially similar” to the guidelines described in the base prospectus.

Prospectus Supplement — Version 4

The Mortgage Pool, page 15

Delinquency History of the Mortgage Loans, page 19

Comment:

11.	We note your response to our prior comment eight. Please revise to present delinquency information in 30/31 day buckets, as applicable, or advise.

Response:

We have revised the delinquency tables in each prospectus supplement to include 30 day buckets.

Base Prospectus

General

Comment:

12.
Please advise us and revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to any collateralized mortgage obligations you anticipate including the in pool. Your response should include a specific discussion of how you plan to present information regarding collateralized mortgage obligations in future prospectus supplements.

Response:

We have revised the base prospectus to remove private mortgage-backed securities as a permissible asset type.  The registrant will not include any private mortgage-backed securities as trust assets in any series.

Cover Page

Comment:

13.
We note your disclosure that the trust assets may consist of “private mortgage-backed securities.” Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities and/or collateralized mortgage obligations in any series.

Securities and Exchange Commission	Page 6
October 8, 2010

Response:

As stated above in our response to Comment 12, we have revised the base prospectus to remove “private mortgage backed securities” as permissible asset types.  The registrant will not include any private mortgage backed securities as trust assets in any series.

Comment:

14.	In light of the possible inclusion of collateralized mortgage obligations within the pool, tell us how this offering will meet the definition of “asset-backed security” under Regulation AB.

Response:

As stated above in our response to Comments 12 and 13, we have revised the base prospectus to remove private mortgage-backed securities as a permissible asset type.  The registrant will not include any private mortgage-backed securities as trust assets in any series.

Risk Factors, page 6

You bear the risk of mortgagor defaults, page 19

Comment:

15.
We note the disclosure in this risk factor that the mortgage loans may include loans that are subject to negative amortization, balloon loans, adjustable rate loans and loans secured by second or junior liens. Your summary section of each prospectus supplement should briefly summarize the material characteristics specific to each issuing entity. Please disclose, in the summary section of each prospectus supplement, the number and percentage of such loans in the mortgage pool.

Response:

We have revised the summary section of each of the prospectus supplements to summarize the material characteristics specific to each issuing entity, including the number and percentage of negative amortization loans, balloon loans, adjustable rate loans and loans secured by second or junior liens in the mortgage pool.

The underwriting guidelines used to originate the mortgage loans may impact losses, page 20

Securities and Exchange Commission	Page 7
October 8, 2010

Comment:

16.
Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Response:

The asset pool may include loans that would be exceptions to the related underwriting criteria. We have added bracketed placeholders indicating that we will describe the nature of the exception(s) and provide data regarding the number of exceptions in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Impact of regulatory developments,  page 3

Comment:

17.
Please revise to discus each pending legislation at the national level which might impact the pool assets. If there are pending initiatives in any state in which a material amount of the pool’s mortgages are located, please discuss the provisions of those potential laws as well.

Response:

We have revised this risk factor to include legislation at both the national and state level which might impact the pool assets. We will provide disclosure regarding any pending regulatory initiatives in any state in which a material amount of the pool’s mortgages are located.

Mortgage loan modifications, page 27

Comment:

18.
It appears that you contemplate including loans that have been modified in the asset pool, including those modified under the HAMP program. Please revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Securities and Exchange Commission	Page 8
October 8, 2010

Response:

We have added disclosure regarding the number of mortgage loans or contracts subject to various categories of modifications in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Description of the Securities, page 49

Funding Account, page 55

Comment:

19.
We note that you contemplate using a pre-funding period. Please revise each of the prospectus supplements, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB. Please also revise each of the Summary of Summary Information sections of the prospectus supplements, as applicable, to provide bracketed form disclosure for each item requirement under Item 1103(a)(5).

Response:

We have added placeholders to the Summary or Summary Information section of each of the prospectus supplements to indicate that the disclosure will include the disclosure required by Item 1103(a)(5) of Regulation AB describing any pre-funding account, as applicable. Additionally, we have added placeholders to the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements to indicate that the disclosure will include the disclosure required by Item 1111(g) of Regulation AB describing any pre-funding account, as applicable.

Credit Support, page 97

Derivatives, page 101

Comment:

20.	We note the disclosure that derivative instruments may include currency swaps. Please include a general description of how you will use currency swaps.

Response:

We have added disclosure regarding currency swaps.

Comment

21.
Furthermore, we could not locate disclosure indicating that either the underlying assets will be based in a foreign currency or that the securities will be issued in a foreign currency. Please revise or advise.

Securities and Exchange Commission	Page 9
October 8, 2010

Response:

We have added disclosure in the section entitled “The Trust Funds - The Mortgage Loans” indicating that the balances of the mortgage loans may be based in a foreign currency.

Comment:

Material Federal Income Tax Consequences, page 137

22.	Revise to reflect that the discussion represents counsel’s opinion, rather than just a “general discussion.”

Response:

We have revised the disclosure to indicated that the discussion represents counsel’s opinion, rather than a “general discussion.”

Comment:

Use of Proceeds, page 166

23.
We note the disclosure that the depositor expects to make additional sales of securities from time to time. Please revise to disclose whether you will add new assets to the issuing entity to support the additional securities. If so, please provide us with your analysis of why you would meet the discrete pool requirement of an asset-backed security. If not, please revise to disclose how you plan to support payment on those additional securities.

Response:

We have revised the disclosure to remove the language that stated that the depositor expects to make additional sales of securities from time to time.

Comment

24.	In that regard, please tell us why you would not be considered a series trust. Refer to Section III.A.2.c. of the Regulation AB Adopting Release (Release No. 33-8518).

Response

As stated in our response to Comment #23 above, we have removed the language that stated that the depositor expects to make additional sales of securities from time to time.

Securities and Exchange Commission	Page 10
October 8, 2010

Comment

25.	Finally, please confirm that additional issuances completed at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

Response

As stated in our response to Comment #23 above, we have removed the language that stated that the depositor expects to make additional sales of securities from time to time.

Part II

Signatures

Comment

26.
We note that the Power of Attorney and Resolutions filed for Credit Suisse First Boston Mortgage Securities Corp. reflects Evelyn Echevarria as Director and not Thomas Siegler as Director. Please advise as your signature page reflects Thomas Siegler as Director.

Response

We have revised the signature page on Part II to reflect Evelyn Echevarria as Director and not Thomas Siegler as Director.

Securities and Exchange Commission	Page 11
October 8, 2010

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen S. Kudenholdt

Copy with enclosures to:

Chanda DeLong
Rolaine Bancroft
Division of Corporation Finance